SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Caminus Corporation
(Name of Subject Company (Issuer))

Rapid Resources Inc.
(Offeror)
SunGard Data Systems Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

133766 10 5
(CUSIP Number of Class of Securities)

Lawrence A. Gross, Esquire
SunGard Data Systems Inc.
1285 Drummers Lane
Wayne, Pennsylvania 19087
Tel: (610) 341-8700
Fax: (610) 341-8115
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

copy to:

Richard J. McMahon, Esquire
Blank Rome LLP
One Logan Square
Philadelphia, Pennsylvania 19103
Tel: (215) 569-5500
Fax: (215) 569-5555

Calculation of Filing Fee
Transaction valuation	Amount of filing fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐